W. Soren Kreider IV +1 212 450 4387 w.soren.kreider@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

June 20, 2023

Re:	Compass Digital Acquisition Corp.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed April 18, 2023

File No. 001-40912

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E., Washington, D.C. 20549

Attention:     Jennifer O’Brien and Raj Rajan

Dear Ms. O’Brien and Mr. Rajan:

On behalf of our client, Compass Digital Acquisition Corp. (the “Company”), this letter sets forth the Company’s response to the comments provided by the Staff (“the Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated June 15, 2023, relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2022 (the “Form 10-K”), filed on April 18, 2023.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, the Staff’s comment is restated in italics prior to the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022 Filed April 18, 2023

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in all future periodic filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the sponsor is not controlled by, and does not have ties with, a non-U.S. person, and the Company does not believe that there are any risks to disclose to investors that an initial business combination with the Company would be subject to regulatory review by a U.S. government entity, such as CFIUS, based on control by or substantial ties to a non-U.S. person, or would ultimately be prohibited.

U.S. Securities and Exchange Commission

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ W. Soren Kreider IV

W. Soren Kreider IV

cc:	Abid Neemuchwala, Chairman and Chief Executive Officer

Compass Digital Acquisition Corp.

June 20, 2023	2